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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of November, 2002

Commission File Number:  000-29574

ALTAREX CORP.
(Exact name of registrant as specified in its charter)

1601 TRAPELO ROAD, SUITE 350
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F             X       Form 40-F
                  --------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X
     -------           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On November 25, 2002, AltaRex Corp. (the "Company") mailed to its shareholders its Interim Report to Shareholders for the Three and Nine Month Periods Ended September 30, 2002. The full text of the Interim Report to Shareholders for the Three and Nine Month Periods Ended September 30, 2002 is attached as Exhibit
99.1 to this report on Form 6-K and is incorporated herein by reference.


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                                INDEX TO EXHIBITS

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

99.1 Interim Report to Shareholders for the Three and Nine Month Periods Ended September 30, 2002.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ALTAREX CORP.

                                               By: /s/ Richard E. Bagley
                                                 -------------------------------

                                               Name: Richard E. Bagley

                                               Title: President and
                                                      Chief Executive Officer

                                               Date: November 26, 2002